Filed Pursuant to Rule 425 and deemed filed
pursuant to Rule 14a-12

Subject Company: Humboldt Bancorp
Filing Person: Humboldt Bancorp
File Number: 000-27784

This filing includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in each company’s filings with the Securities and Exchange Commission (the “SEC”). You should not place undue reliance on forward looking statements and we undertake no obligation to update any such statements. Specific risks in this filing include whether both companies receive regulatory and shareholder approvals, whether they have accurately predicted acquisition and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies and management’s ability to effectively integrate the companies.

The following may be deemed to be offering or solicitation materials of Umpqua Holdings and Humboldt Bancorp in connection with Umpqua Holdings’ proposed acquisition of Humboldt Bancorp. Shareholders are urged to read the joint proxy statement/prospectus that will be included in the registration statement on Form S-4, which Umpqua Holdings will file with the SEC in connection with the proposed merger, because it will contain important information about Umpqua Holdings, Humboldt Bancorp, the merger and related matters. The directors and executive officers of Umpqua Holdings and Humboldt Bancorp may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Umpqua Holdings’ and Humboldt Bancorp’s most recent proxy statements filed with the SEC and the joint proxy statement/prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua Holdings by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, 200 SW Market Street, Suite 1900, Portland, OR 97201, and from Humboldt Bancorp by directing a request to Humboldt Bancorp, Investor Relations, 2998 Douglas Blvd., Suite 330, Roseville, CA 95661.

THE FOLLOWING LETTER WAS SENT TO SHAREHOLDERS OF HUMBOLDT BANCORP:

March 15, 2004

Dear Shareholders:

We are pleased to announce today that your Board of Directors approved a definitive agreement with Umpqua Holdings Corporation to acquire all outstanding shares of Humboldt Bancorp common stock and merge Humboldt Bancorp into Umpqua Holdings Corporation. This acquisition, valued at approximately $340 million, will provide a broader range of services to our customers, expand our network to 91 locations throughout Northern California, Oregon and Southwest Washington and provide for enhanced earning potential for our shareholders.

Umpqua Holdings Corporation is an Oregon-based financial services company which operates two subsidiaries: Strand, Atkinson, Williams & York, Inc., the largest Oregon-based full service investment brokerage; and its primary subsidiary, Umpqua Bank, Oregon’s leading community bank with $3.0 billion in assets and 64 store locations throughout Oregon and Southwest Washington. Combining Umpqua Bank with Humboldt creates a community bank with over $4.6 billion in assets, more than $3.5 billion in total deposits, and $650 million in shareholders’ equity.

Upon completion of the transaction, all offices of Humboldt Bank and its operating divisions – Capitol Valley Bank, Feather River State Bank and Tehama Bank – will operate under the Umpqua Bank name. Robert M. Daugherty will help oversee completion of the merger and will continue to serve as president of Umpqua Bank’s California operations. Four directors from Humboldt Bancorp will be added to the board of directors of Umpqua Holdings. Ray Davis will continue to lead the combined enterprise as President and CEO of Umpqua Holdings Corporation.

The acquisition is subject to the customary approvals from regulators and shareholders of both companies. Once all approvals are received, we expect the transaction to be finalized in the third quarter of 2004. Under the agreement, Humboldt Bancorp shareholders will receive one share of Umpqua Holdings common stock for each share of Humboldt Bancorp common stock.

Throughout Humboldt Bancorp’s history, our management team has focused on improving shareholder value and establishing Humboldt as Northern California’s premier community bank. Umpqua Bank’s focus has been much the same. From its founding in 1953, to its current highly innovative and widely respected approach to banking, it has continued to remain a community bank. By teaming with Umpqua Holdings, we expand our network of branches throughout Oregon and realize much greater financial resources with which to enhance our competitiveness, while maintaining our commitment to our customers and local communities.

Enclosed is a copy of the news announcement and additional information regarding the acquisition. More information on the proxy statement and shareholder meeting will follow shortly. If you have any questions, please call Robert M. Daugherty at (916) 783-2813 or our chief financial officer, Pat Rusnak, at (916) 783-2812. Thank you for your continued support of Humboldt Bancorp.

Sincerely,

Robert M. Daugherty	John W. Koeberer
President and CEO, Humboldt Bancorp	Chairman of the Board, Humboldt Bancorp